UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This report includes certain financial information as of and for the six-month periods ended June 30, 2024 and 2025.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2024 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2025 (our “2024 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of commercial, operating or financial performance, our financing, our capital structure or our other financial items;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	the impact of public health crises;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	statements about competitive developments in the telecommunications industry;

•	other descriptions of factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2024 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil, Argentina, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, the impact of public health crises, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

América Móvil, S.A.B. de C.V. (“América Móvil,” “we,” “us,” “our” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We provide telecommunications services in 23 countries. We are a leading telecommunications service provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We have operations in 16 countries in the Americas and seven countries in Central and Eastern Europe. As of June 30, 2025, we had 325.7 million wireless voice and data subscriptions and 78.5 million fixed RGUs.

Our customers generate revenue for us by purchasing one or more of our services. We refer to each service that a customer purchases as a revenue generating unit (“RGU”). Our management has identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations because it allows the Company to assess its performance on a per-service basis. Each wireless subscription, which includes prepaid and postpaid subscriptions, is counted as a single RGU, while a single fixed-service customer can have multiple RGUs, depending on the services we provide in its respective country. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscriptions and fixed RGUs of all our consolidated subsidiaries in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina);

•	Southern Cone (Chile, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);

•	the Caribbean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia).

	As of June 30,
	2024	2025
	(in thousands)

Wireless RGUs:
Mexico	84,199	84,110
Brazil	88,328	88,412
Colombia	40,187	41,677
Southern Cone (Argentina)	25,345	26,679
Southern Cone (Chile, Paraguay and Uruguay)	8,670	8,776
Andean Region	22,272	22,789
Central America	16,786	16,952
Caribbean	7,743	7,955
Europe	25,949	28,306
Total Wireless RGUs	319,480	325,656

Fixed RGUs:
Mexico	21,724	22,327
Brazil	22,697	22,032
Colombia	9,521	9,634
Southern Cone (Argentina)	3,470	3,859
Southern Cone (Chile, Paraguay and Uruguay)	3,513	3,291
Andean Region	2,464	2,624
Central America	5,027	5,417
Caribbean	2,827	2,878
Europe	6,283	6,395
Total Fixed RGUs	77,526	78,457
Total RGUs (Total Wireless RGUs and Total Fixed RGUs)	397,006	404,113

*	Totals may not sum due to rounding.

We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS
Mexico	Telcel	Wireless voice Wireless data

	Telmex Infinitum	Fixed voice Fixed data

Europe	A1	Wireless voice Wireless data Fixed voice Fixed data Pay TV Equipment and accessories

OPERATING AND FINANCIAL REVIEW AS OF AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2025

The following is a summary and discussion of our preliminary unaudited condensed consolidated financial information as of and for the six-month periods ended June 30, 2024 and 2025. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2024 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) made in our audited annual consolidated financial statements included in our 2024 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables below are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 18.8928 to U.S.$1.00, which was the rate reported by Banco de México for settlement of obligations in foreign currencies due on June 27, 2025, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación) on June 26, 2025.

Condensed Consolidated Financial Information of América Móvil

The following tables set forth our unaudited consolidated financial information as of June 30, 2025 and for the six-month periods ended June 30, 2024 and 2025.

		For the six-month periods ended June 30,
		2024	2025
Income Statement Data		(in millions of Mexican pesos)			(in millions of U.S. dollars)
		(unaudited)
Operating revenues:
Service revenues	Ps.	350,809	Ps.	401,145	U.S.$	21,233
Sales of equipment		58,013	64,678			3,423
	Ps.	408,822	Ps.	465,823	U.S.$	24,656
Operating costs and expenses:
Cost of sales and services		153,805	175,599			9,294
Commercial, administrative and general expenses		88,289	103,799			5,494
Other expenses		3,030	2,967			157
Depreciation and amortization		77,432	91,306			4,833
	Ps.	322,556	Ps.	373,671	U.S.$	19,778
Operating income	Ps.	86,266	Ps.	92,152	U.S.$	4,878
Interest income		4,006	3,604			191
Interest expense		(26,953)	(30,039)			(1,590)
Foreign currency exchange (loss) gain, net		(33,790)	9,783			518
Valuation of derivatives, interest cost from labor obligations and other financial items, net		2,819	(4,517)			(239)
Equity interest in net result of associated companies		(2,725)	66			3
Profit before income tax		29,623	71,049			3,761
Income tax		15,439	27,713			1,467
Net profit for the period		14,184	43,336		U.S.$	2,294
Net profit for the period attributable to:
Equity holders of the parent	Ps.	12,401	Ps.	40,985	U.S.$	2,169
Non-controlling interests		1,783	2,351			125
	Ps.	14,184	Ps.	43,336	U.S.$	2,294
Other comprehensive income:
Other comprehensive income that may be reclassified to (loss) or profit in subsequent period (net of tax):
Effect of translation of foreign entities	Ps.	22,914	Ps.	4,322	U.S.$	229
Items that will not be reclassified to (loss) or profit in subsequent periods:
Re-measurement of defined benefit plan net of deferred taxes	Ps.	(82)	Ps.	6,973	U.S.$	368
Unrealized gain on equity investments at fair value, net of deferred taxes		4,568	919			49
Total other comprehensive income items for the period, net of deferred taxes	Ps.	27,400	Ps.	12,214	U.S.$	646
Total comprehensive income for the period	Ps.	41,584	Ps.	55,550	U.S.$	2,940
Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	37,129	Ps.	50,072	U.S.$	2,650
Non-controlling interests		4,455	5,478			290
	Ps.	41,584	Ps.	55,550	U.S.$	2,940

		As of December 31,	As of June 30,
		2024	2025
		(in millions of Mexican pesos)			(in millions of U.S. dollars)

		(audited)	(unaudited)
Balance Sheet Data
Total current assets	Ps.	353,698	Ps.	387,415	U.S.$	20,506
Total non-current assets		1,440,223		1,427,609		75,564
Total assets	Ps.	1,793,921	Ps.	1,815,024	U.S.$	96,070

Total current liabilities		494,401		519,516		27,498
Long-term debt		463,375		453,681		24,013
Long-term lease debt		177,666		171,012		9,052
Deferred income taxes		27,732		28,767		1,523
Non-current accounts payable		17,225		18,594		984
Deferred revenues		2,673		2,403		127
Asset retirement obligation		11,513		11,894		630
Employee benefits		167,152		164,273		8,695
Total liabilities		1,361,737		1,370,140		72,522
Equity:
Capital stock		95,357		95,354		5,047
Retained earnings:
Prior year		494,346		477,363		25,267
Profit for the year / period		22,902		40,986		2,169
Total retained earnings		517,248		518,349		27,436
Other comprehensive loss items		(243,520)		(234,859)		(12,431)
Equity attributable to equity holders of the parent	Ps.	369,085	Ps.	378,844	U.S.$	20,052
Non-controlling interests		63,099		66,040		3,496
Total equity		432,184		444,884		23,548
Total liabilities and equity	Ps.	1,793,921	Ps.	1,815,024	U.S.$	96,070

Condensed Consolidated Results of Operations as of and for the Six-Month Periods Ended June 30, 2024 and 2025

Our unaudited condensed consolidated financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the euro, U.S. dollar, Brazilian real, Colombian peso and Argentine peso, affect our results of operations as reported in Mexican pesos.

In the following discussion regarding our results of operations, we include a discussion of the change in the different components of our revenues and expenses between periods at constant exchange rates, i.e., using the same exchange rate from the comparable period of the prior fiscal year to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

All comparisons at constant exchange rates in our consolidated figures exclude Argentina. Our Argentine subsidiary is subject to the accounting guidelines applicable to hyperinflationary economies, with all the accounting variables expressed in real terms at constant Argentine pesos. Pursuant to IFRS Accounting Standards, for consolidation purposes in our consolidated financial statements—with no other economy in the countries in which we operate considered hyperinflationary—Argentine peso figures expressed in constant Argentine peso terms at the prevailing prices at the end of a reporting period must be converted into Mexican pesos at the exchange rate observed at the end of such reporting period. Due to hyperinflationary conditions in Argentina and the magnitude of the Argentine peso’s depreciation, the application of the above-referenced norm generates unusual effects. Therefore, we exclude Argentina from all consolidated figures cited at constant exchange rates.

On October 3, 2024, we received the approval by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalia Nacional Económica) to consolidate Claro Chile, SpA (which, until then, was still a 50:50 joint venture, therefore it was not consolidated in AMX) into its operations. As a result, on October 31, 2024, we converted our outstanding notes in Claro Chile, SpA into equity and consolidated Claro Chile, SpA into its consolidated financial statements. At the effective date of the conversion, LLA retained an approximate 9.0% interest and AMX an approximate 91.0% interest. As of December 31, 2024, we held a 94.9% interest in Claro Chile, SpA.

Operating Revenues

Total operating revenues for the first six months of 2025 increased by 13.9%, or Ps. 57.0 billion, over the first six months of 2024. At constant exchange rates, total operating revenues for the first six months of 2025 increased by 6.3% over the first six months of 2024, or 3.8% excluding the effects of consolidating Claro Chile, SpA.

Service Revenues – Service revenues for the first six months of 2025 increased by 14.3%, or Ps. 50.3 billion, over the first six months of 2024. At constant exchange rates, service revenues for the first six months of 2025 increased by 6.5% over the first six months of 2024, or 4.0% excluding the effects of consolidating Claro Chile, SpA. This increase at constant exchange rates principally reflects an increase in revenues from our prepaid and postpaid mobile services, broadband and corporate services in the fixed-line networks, which were partially offset by a decrease in revenues from our fixed voice.

Sales of Equipment – Sales of equipment revenues for the first six months of 2025 increased by 11.5%, or Ps. 6.7 billion, over the first six months of 2024. At constant exchange rates, sales of equipment revenues for the first six months of 2025 increased by 4.8% over the first six months of 2024, or 2.7% excluding the effects of consolidating Claro Chile, SpA. This increase at constant exchange rates principally reflects an increase in sales of smartphones, data-enabled devices and accessories in Colombia, Austria, Brazil and Central America.

Operating Costs and Expenses

Total operating costs and expenses for the first six months of 2025 increased by 15.2%, or Ps. 37.2 billion, over the first six months of 2024. At constant exchange rates, total operating costs and expenses for the first six months of 2025 increased by 7.5% over the first six months of 2024, or 4.2% excluding the effects of consolidating Claro Chile, SpA. This increase in operating costs and expenses at constant exchange rates principally reflects increased costs associated with lease space, network maintenance and IT services.

Cost of Sales and Services – Cost of sales and services for the first six months of 2025 increased by 14.2%, or Ps. 21.8 billion, over the first six months of 2024. At constant exchange rates, cost of sales and services for the first six months of 2025 increased by 7.2% over the first six months of 2024, or 4.1% excluding the effects of consolidating Claro Chile, SpA. This increase in costs of sales and services at constant exchange rates principally reflects an increase in sales of higher-end smartphones as well as corporate network, IT services and network maintenance. This increase was partially offset by our cost savings program.

Commercial, Administrative and General Expenses – Commercial, administrative and general expenses for the first six months of 2025 increased by 17.6%, or Ps. 15.5 billion, over the first six months of 2024. As a percentage of operating revenues, commercial, administrative and general expenses were 22.3% for the first six months of 2025, compared to 21.6% for the first six months of 2024. At constant exchange rates, commercial, administrative and general expenses for the first six months of 2025 increased by 8.8% over the first six months of 2024, or 5.0% excluding the effects of consolidating Claro Chile, SpA. This increase in commercial, administrative and general expenses at constant exchange rates principally reflects increased expenses for customer service centers and IT solutions.

Other Expenses – Other expenses for the first six months of 2025 decreased by 2.1% or Ps. (0.1) million over the first six months of 2024, principally due to year-over-year appreciation of most of our operating currencies against the Mexican peso.

Depreciation and Amortization – Depreciation and amortization for the first six months of 2025 increased by 17.9%, or Ps. 13.9 billion, over the first six months of 2024. As a percentage of operating revenues, depreciation and amortization were 19.6% for the first six months of 2025, compared to 18.9% for the first six months of 2024. At constant exchange rates, depreciation and amortization for the first six months of 2025 increased by 8.5% over the first six months of 2024, or 1.2% excluding the effects of consolidating Claro Chile, SpA. This increase in depreciation and amortization at constant exchange rates principally reflects the annual increase in site lease payments in accordance with the contracts entered by our subsidiary Telcel, and new sites were also added with Telesites, S.A.B. de C.V. Additionally, in the first half of 2025, our subsidiaries in Colombia and Austria made investments in network equipment.

Operating Income

Operating income for the first six months of 2025 increased by 6.8%, or Ps. 5.9 billion, over the first six months of 2024. Operating margin (operating income as a percentage of operating revenues) was 19.8% for the first six months of 2025, compared to 21.1% for the first six months of 2024.

Non-Operating Items

Net Interest Expense – Net interest expense (interest expense less interest income) for the first six months of 2025 increased by 15.2%, or Ps. 3.5 billion, over the first six months of 2024. This rise principally reflects an increase in interest expense from debt due to changes in interest rates in Brazil and the incurrence of new loans by our subsidiary in Colombia following the first half of 2024.

Foreign Currency Exchange Gain (Loss), Net – We recorded a net foreign currency exchange gain of Ps. 9.8 billion for the first six months of 2025, compared to our net foreign currency exchange loss of Ps. 33.8 billion for the first six months of 2024. This shift can be attributed to the appreciation of the Mexican peso against the U.S. dollar, the primary currency of our debt, during 2025, which contrasts with its depreciation in 2024.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net – We recorded a net loss of Ps. 4.5 billion for the first six months of 2025 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net gain of Ps. 2.8 billion for the first six months of 2024. The change in the first six months of 2025 principally reflects a decrease in the net monetary position gain from our subsidiaries in Argentina offset by a gain on hedging instruments as a result of the depreciation of the U.S. dollar which our indebtedness, allocated to America Movil, S.A.B. de C.V., is primarily denominated.

Income Tax – Our income tax expense for the first six months of 2025 increased by 79.5%, or Ps. 12.3 billion, over the first six months of 2024. This increase mainly reflects more profit before income tax.

Our effective corporate income tax rate as a percentage of profit before income tax was 39.01% for the first six months of 2025, compared to 52.1% for the first six months of 2024. This rate differs from the applicable rate of 30% under Mexican law and changed year over year mainly due to the tax effects of inflation on several of our subsidiaries.

Net Profit

We recorded a net profit of Ps. 43.3 billion for the first six months of 2025, an increase of 3 times, or Ps. 29.2 billion, over the first six months of 2024.

Segment Results of Operations for the six-month periods ended June 30, 2025 and 2024

The following table sets forth the exchange rates used to translate the results of our most significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we or our subsidiaries operate, including Ecuador, Puerto Rico and El Salvador. Exchange rate changes between the Mexican peso and the currencies in which our subsidiaries operate affect our reported results in Mexican pesos and the comparability of reported results between periods.

	Mexican pesos per foreign currency unit (average for the period) for the six-month periods ended June 30,
	2024	2025	% Change
Brazilian real	3.3663	3.4703	3.1
Colombian peso	0.0044	0.0048	8.3
Argentine peso (1)	0.0199	0.0182	(8.7)
U.S. dollar	17.1058	19.9915	16.9
Euro	18.4911	21.8359	18.1

(1) As of June 30, 2025, the devaluation of the Argentine peso against the Mexican peso is due primarily to the economic policies established by the new Argentine administration in December 2023. The stated goals of the policies involve, among other things, the devaluation of the Argentine peso by more than 30 percent of its value as observed in the six-month periods ended June 30, 2025.

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments by comparing results as of and for the six months ended June 30, 2024 and 2025. In the year-to-year comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information and prepared in accordance with IFRS 8.

Each reportable segment excludes all income, cost and expense incurred between subsidiaries within the reportable segment. The Mexico Wireless segment includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues), which consist of segment operating revenues, segment operating income and segment operating margin, respectively, minus (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of foreign currency translation and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. The following discussions provide a quantification of these non-IFRS measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards. We have provided the non-IFRS measures herein, which are not calculated or presented in accordance with IFRS Accounting Standards, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS Accounting Standards.

These supplemental non-IFRS measures are presented because management has evaluated our financial results both including and excluding the adjusted items and believes that the supplemental non-IFRS measures presented provide additional perspective and insights when analyzing our core operating performance from period to period and trends in our historical operating results. These supplemental non-IFRS measures made by management, which should not be considered superior to, as a substitute for or an alternative to, should be considered in conjunction with the IFRS measures presented herein.

Except for the Southern Cone – Argentina segment, comparisons in the following discussion are calculated using figures in Mexican pesos. For the Southern Cone – Argentina segment only, due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, which are adjusted for inflation in accordance with International Accounting Standard (“IAS”) 29 Financial Reporting in Hyperinflationary Economies (“IAS 29”), and must be converted into Mexican pesos at the exchange rate observed at the end of the period per IFRS Accounting Standards, as described above under “Constant Currency Presentation”.

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	For the six-month period ended June 30, 2025
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(as a % of operating revenues)	(as a % of adjusted operating revenues)
Mexico Wireless	132.4	28.4	(12.5)(1)	119.9	44.2	48.0	8.4(1)	52.6	33.4	43.8
Mexico Fixed	56.9	12.2	(10.5)(2)	46.4	8.3	9.0	(8.3)(2)	0.0	14.7	0.0
Brazil	90.4	19.4	(5.4)	85.0	17.5	19.0	(1.4)	16.1	19.4	19.0
Colombia	39.0	8.4	(3.2)	35.8	4.7	5.1	1.5	6.2	12.1	17.3
Southern Cone (Argentina)	19.9	4.3	(0.1)	19.8	0.4	0.5	6.8	7.2	2.1	36.2
Southern Cone (Paraguay, Uruguay and Chile)	13.4	2.9	(1.7)	11.7	(4.5)	(4.8)	1.0	(3.5)	(33.4)	(30.1)
Andean Region	28.6	6.1	(4.5)	24.1	4.7	5.1	0.8	5.5	16.4	22.9
Central America	28.5	6.1	(4.2)	24.3	6.4	6.9	(0.5)	5.9	22.4	24.3
Caribbean	19.8	4.2	(3.5)	16.3	3.4	3.7	(0.6)	2.8	17.0	17.3
Europe	58.7	12.6	(9.0)	49.7	8.3	9.0	(1.2)	7.1	14.2	14.2
Eliminations	(21.8)	(4.6)			(1.2)	(1.5)			6.6
Total	465.8	100.0			92.2	100.0

(1)	Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency translation do not apply.
(2)	Effects of foreign currency translation do not apply.

	For the six-month period ended June 30, 2024
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation	Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)		(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless	129.9	31.8	(10.6)(1)	119.3	45.1	52.3	7.0(1)	52.1	34.7	43.6
Mexico Fixed	53.1	13.0	(8.1)(2)	45.0	8.1	9.4	(6.3)(2)	1.8	15.2	4.0
Brazil	82.2	20.1	(2.2)	80.0	14.2	16.4	(0.8)	13.4	17.2	16.8
Colombia	33.4	8.2	0.2	33.6	4.4	5.1	1.9	6.3	13.2	18.6
Southern Cone (Argentina)	15.4	3.8	1.4	16.8	0.1	0.1	5.7	5.8	0.4	34.5
Southern Cone (Paraguay, Uruguay)	2.0	0.5	0.0	2.0	(0.8)	(0.9)	0.3	(0.5)	(38.9)	(25.8)
Andean Region	23.6	5.8	(0.1)	23.5	3.6	4.2	1.3	4.9	15.3	21.0
Central America	21.6	5.3	(0.1)	21.5	2.9	3.4	1.1	4.0	13.4	18.5
Caribbean	17.0	4.2	(0.5)	16.5	2.8	3.3	0.1	2.9	16.6	17.5
Europe	47.9	11.7	0.0	47.9	7.0	8.1	(0.1)	6.9	14.5	14.5
Eliminations	(17.3)	(4.4)			(1.1)	(1.4)			6.2
Total	408.8	100.0			86.3	100.0

(1)	Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency translation do not apply.
(2)	Effects of foreign currency translation do not apply.

Mexico Wireless

The number of prepaid wireless subscriptions for the first six months of 2025 decreased by 0.8% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 3.2%, resulting in a slight decrease in the total number of wireless subscriptions in Mexico of 0.1%, or 89 thousand, to approximately 84.1 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 1.9% over the first six months of 2024. Adjusted segment operating revenues were Ps. 119.9 billion in the first six months of 2025 and Ps. 119.3 billion in the first six months of 2024, after giving effect to adjustments of Ps. (12.5) billion and Ps. (10.6) billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 0.4% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, which principally reflects a decrease in equipment sales and prepaid revenues despite an increase in postpaid revenues.

Segment operating income for the first six months of 2025 decreased by 2.0% over the first six months of 2024. Adjusted segment operating income was Ps. 52.6 billion in the first six months of 2025 and Ps. 52.1 billion in the first six months of 2024, after giving effect to adjustments of Ps. 8.4 billion and Ps. 7.0 billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 0.9% in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024.

Segment operating margin was 33.4% in the first six months of 2025, as compared to 34.7% in the first six months of 2024. Adjusted segment operating margin was 43.8% in the first six months of 2025, as compared to 43.6% in the first six months of 2024. This increase in segment operating margin for the first six months of 2025 principally reflects the effects of our cost savings program.

Mexico Fixed

The number of fixed voice RGUs in Mexico for the first six months of 2025 decreased by 0.4% over the first six months of 2024, and the number of broadband RGUs in Mexico increased by 5.9%, resulting in an increase in total fixed RGUs in Mexico of 2.8% over the first six months of 2024, or 603 thousand, to approximately 22.3 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 7.1% over the first six months of 2024. Adjusted segment operating revenues were Ps. 46.4 billion in the first six months of 2025 and Ps. 45.0 billion in the first six months of 2024, after giving effect to adjustments of Ps. (10.5) billion and Ps. (8.1) billion, respectively, for intersegment transactions. This represents an increase of 3.1% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, due to better performance in broadband and corporate network services.

Segment operating income for the first six months of 2025 increased by 3.3% over the first six months of 2024. Adjusted segment operating income was Ps. 17.2 million in the first six months of 2025 and Ps. 1.8 billion in the first six months of 2024, after giving effect to adjustments of Ps. (8.3) billion and Ps. (6.3) billion, respectively, for intersegment transactions. This represents a decrease of 99.1% in adjusted segment operating income from the first six months of 2025, as compared to the first six months of 2024, which principally reflects an increase in network maintenance costs, technical expenses and the contractual salary of our employees.

Segment operating margin was 14.7% in the first six months of 2025, as compared to 15.2% in the first six months of 2024. Adjusted segment operating margin was 0.04% in the first six months of 2025, as compared to 4.0% in the first six months of 2024. The decrease in segment operating margin for the first six months of 2025 principally reflects an increase in IT solutions and network maintenance costs and technical expenses despite an increase in revenues from broadband and corporate network services.

Brazil

The number of prepaid wireless subscriptions for the first six months of 2025 decreased by 9.2% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 6.3%, resulting in a slight increase in the total number of wireless subscriptions in Brazil of 0.1%, or 85 thousand, to approximately 88.4 million as of June 30, 2025. The increase in postpaid wireless subscriptions is due primarily to commercial efforts aimed at converting prepaid subscriptions to postpaid subscriptions. The number of fixed voice RGUs for the first six months of 2025 decreased by 8.2% over the first six months of 2024, the number of broadband RGUs increased by 2.9%, and the number of Pay TV RGUs decreased by 6.9%, resulting in a decrease in total fixed RGUs in Brazil of 2.9%, or 665 thousand, to approximately 22.0 million as of June 30, 2025. The number of Pay TV RGUs for 2024 and 2023 has been adjusted to the criteria by which we report to the local regulator.

Segment operating revenues for the first six months of 2025 increased by 9.9% over the first six months of 2024. Adjusted segment operating revenues were Ps. 85.0 billion in the first six months of 2025 and Ps. 80.0 billion in the first six months of 2024, after giving effect to adjustments of Ps. (5.4) billion and Ps. (2.2) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 6.2% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, which principally reflects stronger performance in postpaid, broadband and corporate network services, partially offset by Pay TV

Segment operating income for the first six months of 2025 increased by 24.0% over the first six months of 2024. Adjusted segment operating income was Ps. 16.1 billion in the first six months of 2025 and Ps. 13.4 billion in the first six months of 2024, after giving effect to adjustments of Ps. (1.4) billion and Ps. (0.8) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 20.2% in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024.

Segment operating margin was 19.4% in the first six months of 2025, as compared to 17.2% in the first six months of 2024. Adjusted segment operating margin was 19.0% in the first six months of 2025, as compared to 16.8% in the first six months of 2024. This increase in adjusted segment operating margin for the first six months of 2025 principally reflects the effects of decreased operating leverage and strict cost controls.

Colombia

The number of prepaid wireless subscriptions for the first six months of 2025 increased by 2.7% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 6.6%, resulting in an increase in the total number of wireless subscriptions in Colombia of 3.7%, or 1.5 million, to approximately 41.7 million as of June 30, 2025. The number of fixed voice RGUs for the first six months of 2025 increased by 1.6% over the first six months of 2024, the number of broadband RGUs increased by 1.8% and the number of Pay TV RGUs almost remained the same, resulting in an increase in total fixed RGUs in Colombia of 1.2%, or 113 thousand, to approximately 9.6 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 16.6% over the first six months of 2024. Adjusted segment operating revenues were Ps. 35.8 billion in the first six months of 2025 and Ps. 33.6 billion in the first six months of 2024, after giving effect to adjustments of Ps. (3.2) billion and Ps. 0.2 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 6.7% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, which principally reflects the recovery of mobile services, corporate networks and broadband.

Segment operating income for the first six months of 2025 increased by 7.0% over the first six months of 2024. Adjusted segment operating income was Ps. 6.2 billion in the first six months of 2025 and Ps. 6.3 billion in the first six months of 2024, after giving effect to adjustments of Ps. 1.5 billion and Ps. 1.9 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 0.9% in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024.

Segment operating margin was 12.1% in the first six months of 2025, as compared to 13.2% in the first six months of 2024. Adjusted segment operating margin was 17.3% in the first six months of 2025, as compared to 18.6% in the first six months of 2024. This decrease can be attributed to the combined effects of exchange rate fluctuations on U.S. dollar-denominated costs (including content and network maintenance), inflation-related expenses (such as electric energy), and the establishment of provisions for specific legal disputes.

Southern Cone - Argentina

As described above under “Interperiod Segment Comparisons,” due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with IAS 29.

The number of prepaid wireless subscriptions for the first six months of 2025 increased by 5.3% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 5.2%, resulting in an increase in the total number of wireless subscriptions in Argentina of 5.3%, or 1.3 million, to approximately 26.7 million as of June 30, 2025. The number of fixed voice RGUs for the first six months of 2025 increased by 11.5% over the first six months of 2024, the number of broadband RGUs increased by 12.2%, and the number of Pay TV RGUs increased by 7.5%, resulting in an increase of total fixed RGUs of 11.2%, or 388 thousand, to approximately 3.9 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 29.1% over the first six months of 2024. Adjusted segment operating revenues were Ps. 19.8 billion in the first six months of 2025 and Ps. 16.8 billion in the first six months of 2024, after giving effect to adjustments of Ps. (0.1) billion and Ps. 1.4 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 18.2% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, which is attributable to strong growth in mobile as well as in fixed services except in corporate networks services.

Segment operating income for the first six months of 2025 increased by 6.4 times over the first six months of 2024. Adjusted segment operating income was Ps. 7.2 billion in the first six months of 2025 and Ps. 5.8 billion in the first six months of 2024, after giving effect to adjustments of Ps. 6.8 billion and Ps. 5.7 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 24.3% in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024.

Segment operating margin was 2.1% for the first six months of 2025, as compared to 0.4% in 2024. Adjusted segment operating margin was 36.2% in the first six months of 2025, as compared to 34.5% in the first six months of 2024.

Southern Cone – Chile, Paraguay and Uruguay

In Chile, Paraguay and Uruguay, the number of prepaid wireless subscriptions for the first six months of 2025 decreased by 6.4% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 8.2%, resulting in an increase in the total number of wireless subscriptions in Chile, Paraguay and Uruguay of 1.2%, or 106 thousand, to approximately 8.8 million as of June 30, 2025. In Chile, the number of fixed voice RGU’s for the first six months of 2025 decreased by 11.4% over the first six months of 2024. In Chile and Paraguay, the number of broadband RGUs decreased by 3.2% and the number of Pay TV RGUs decreased by 7.7%, resulting in a decrease in total fixed RGUs in Chile and Paraguay of 6.3%, or 221 thousand, to approximately 3.3 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 6.7 times over the first six months of 2024. Adjusted segment operating revenues were Ps. 11.7 billion in the first six months of 2025 and Ps. 2.0 billion in the first six months of 2024, after giving effect to adjustments of Ps. (1.7) billion and Ps. (0.01) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.9 times in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, or 6.5% excluding the effects of Chilean operations, which principally reflects an increase in prepaid and postpaid revenues in both Paraguay and Uruguay, an increase in broadband revenues, partially offset by a decrease in corporate networks and Pay TV revenues in Paraguay.

Segment operating loss for the first six months of 2025 was Ps. 4.5 billion as compared to a segment operating loss of Ps. 0.8 billion in the first six months of 2024. Adjusted segment operating loss was Ps. 3.5 billion in the first six months of 2025, or Ps. 65 million excluding Chilean operations; as compared to an adjusted segment operating loss of Ps. 0.5 billion in the first six months of 2024, after giving effect to adjustments of Ps. 1.0 billion and Ps. 0.3 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 7 times in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024.

Segment operating margin was (33.4)% in the first six months of 2025, as compared to (38.9)% in the first six months of 2024. Adjusted segment operating margin was (30.1)%, or 3.1% excluding the effects of Chilean operations in the first six months of 2025, as compared to (25.8)% in the first six months of 2024. This increase in segment operating margin for the first six months of 2025 principally reflects an increase in prepaid and postpaid revenues in both Paraguay and Uruguay, an increase in broadband revenues, partially offset by a decrease in corporate networks and Pay TV revenues in Paraguay.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscriptions for the first six months of 2025 increased by 0.1% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 6.0%, resulting in an increase in the total number of wireless subscriptions in our Andean Region segment of 2.3%, or 517 thousand, to approximately 22.8 million as of June 30, 2025. The number of fixed voice RGUs for the first six months of 2025 increased by 4.7% over the first six months of 2024, the number of broadband RGUs increased by 8.1% and the number of Pay TV RGUs increased by 3.8%, resulting in an increase in total fixed RGUs in our Andean Region segment of 6.5%, or 160 thousand, to approximately 2.6 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 21.2% over the first six months of 2024. Adjusted segment operating revenues were Ps. 24.1 billion in the first six months of 2025 and Ps. 23.5 billion in the first six months of 2024, after giving effect to adjustments of Ps. (4.5) billion and Ps. (0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 2.5% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, which principally reflects increases in all service revenues in Peru.

Segment operating income for the first six months of 2025 increased by 30.1% over the first six months of 2024. Adjusted segment operating income was Ps. 5.5 billion in the first six months of 2025 and Ps. 4.9 billion in the first six months of 2024, after giving effect to adjustments of Ps. 0.8 billion and Ps. 1.3 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 11.7% in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024, which principally reflects an increase in adjusted operating income of 21.4% in Peru.

Segment operating margin was 16.4% in the first six months of 2025, as compared to 15.3% in the first six months of 2024. Adjusted segment operating margin was 22.9% in the first six months of 2025, as compared to 21.0% in the first six months of 2024. This increase in the segment operating margin for the first six months of 2025 principally reflects improved operating leverage in Peru and strict cost controls in Ecuador.

Central America—Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscriptions for the first six months of 2025 decreased by 1.0% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 11.7%, resulting in an increase in the total number of wireless subscriptions in our Central America segment of 1.0%, or 165 thousand, to approximately 17.0 million as of June 30, 2025. The number of fixed voice RGUs for the first six months of 2025 increased by 4.5% over the first six months of 2024, the number of broadband RGUs increased by 11.6%, and the number of Pay TV RGUs increased by 8.1%, resulting in an increase in total fixed RGUs in our Central America segment of 7.8%, or 391 thousand, to approximately 5.4 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 32.0% over the first six months of 2024. Adjusted segment operating revenues were Ps. 24.3 billion in the first six months of 2025 and Ps. 21.5 billion in the first six months of 2024, after giving effect to adjustments of Ps. (4.2) billion and Ps. (0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 13.1% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, which principally reflects increases in postpaid and prepaid services, as well as in fixed services.

Segment operating income for the first six months of 2025 increased by 2.2 times over the first six months of 2024. Adjusted segment operating income was Ps. 5.9 billion in the first six months of 2025 and Ps. 4.0 billion in the first six months of 2024, after giving effect to adjustments of Ps. (0.5) billion and Ps. 1.1 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 48.5% in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024, the annual comparison is distorted by a cybersecurity incident that affected our prepaid billing system and limited our ability to activate new postpaid clients and fixed-line accesses in the first six months of 2024. However, it is noteworthy that the operating performance of our mobile and fixed business has been strong in the past few quarters.

Segment operating margin was 22.4% in the first six months of 2025, as compared to 13.4% in the first six months of 2024. Adjusted segment operating margin was 24.3% in the first six months of 2025, as compared to 18.5% in the first six months of 2024.

Caribbean—The Dominican Republic and Puerto Rico

The number of prepaid wireless subscriptions for the first six months of 2025 increased by 2.2% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 4.1%, resulting in an increase in the total number of wireless subscriptions in our Caribbean segment of 2.7%, or 212 thousand, to 8.0 million as of June 30, 2025. The number of fixed voice RGUs for the first six months of 2025 increased by 3.5% over the first six months of 2024, the number of broadband RGUs increased by 4.2% and the number of Pay TV RGUs decreased by 7.5%, resulting in an increase in total fixed RGUs of 1.8%, or 51 thousand, to approximately 2.9 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 16.2% over the first six months of 2024. Adjusted segment operating revenues were Ps. 16.3 billion in the first six months of 2025 and Ps. 16.5 billion in the first six months of 2024, after giving effect to adjustments of Ps. (3.5) billion and Ps. (0.5) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 1.3% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, which principally reflects a decrease in prepaid and postpaid services in Puerto Rico despite an increase in Pay TV services, and a decrease in fixed voice in both Puerto Rico and the Dominican Republic, which was partially offset by an increase in prepaid and postpaid revenues in the Dominican Republic and in broadband and corporate networks revenues in both the Dominican Republic and Puerto Rico. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income for the first six months of 2025 increased by 19.1% over the first six months of 2024. Adjusted segment operating income was Ps. 2.8 billion in the first six months of 2025 and Ps. 2.9 billion in the first six months of 2024, after giving effect to adjustments of Ps. (0.6) billion and Ps. 0.1 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 2.1% in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024, which reflects Puerto Rico’s slightly contraction in revenues affecting operating income segment despite Dominican Republic better performance.

Segment operating margin was 17.0% in the first six months of 2025, as compared to 16.6% in the first six months of 2024. Adjusted segment operating margin was 17.3% in the first six months of 2025, as compared to 17.5% in the first six months of 2024. This decrease in adjusted segment operating margin for the first six months of 2025 is mainly due to the reasons described above.

Europe

The number of prepaid wireless subscriptions for the first six months of 2025 decreased by 3.0% over the first six months of 2024, and the number of postpaid wireless subscriptions increased by 11.1%, resulting in an increase in the total number of wireless subscriptions in our Europe segment of 9.1%, or 2.4 million, to approximately 28.3 million as of June 30, 2025. The number of fixed voice RGUs for the first six months of 2025 decreased by 6.7% over the first six months of 2024, the number of broadband RGUs increased by 2.6% and the number of Pay TV RGUs increased by 7.7%, resulting in an increase in total fixed RGUs in our Europe segment of 1.8%, or 112 thousand, to approximately 6.4 million as of June 30, 2025.

Segment operating revenues for the first six months of 2025 increased by 22.7% over the first six months of 2024. Adjusted segment operating revenues were Ps. 49.7 billion in the first six months of 2025 and Ps. 47.9 billion in the first six months of 2024, after giving effect to adjustments of Ps. (9.0) billion and Ps. (12.5) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 3.9% in adjusted segment operating revenues in the first six months of 2025, as compared to the first six months of 2024, which principally reflects an increase in all service revenues other than prepaid and fixed voice.

Segment operating income for the first six months of 2025 increased by 19.9% over the first six months of 2024. Adjusted segment operating income was Ps. 7.1 billion in the first six months of 2025 and Ps. 6.9 billion in the first six months of 2024, after giving effect to adjustments of Ps. (1.2) billion and Ps. (0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 1.5% in adjusted segment operating income in the first six months of 2025, as compared to the first six months of 2024.

Segment operating margin was 14.2% in the first six months of 2025, as compared to 14.5% in the first six months of 2024. Adjusted segment operating margin was 14.2% in the first six months of 2025, as compared to 14.5% in the first six months of 2024. This decrease in adjusted segment operating margin principally reflects increases in equipment cost and depreciation and amortization.

Liquidity and Capital Resources

Our management defines net debt (which is considered a non-IFRS measure) as total debt (defined as short and long-term debt) minus (i) cash and cash equivalents and (ii) equity investments available for sale at fair value through other comprehensive income (“OCI”). As of June 30, 2025, we had net debt of Ps. 472.0 billion, compared to net debt of Ps. 415.3 billion as of June 30, 2024. As of June 30, 2025, we had total debt of Ps. 564.7 billion, cash and cash equivalents of Ps. 45.6 billion, equity investments available for sale at fair value through OCI of Ps. 47.1 billion.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 78.2% of our indebtedness at June 30, 2025 was denominated in currencies other than Mexican pesos (approximately 44.4% of such non-Mexican peso debt was denominated in U.S. dollars and 55.6% in other currencies), and approximately 16.7% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 38.9% of our net debt as of June 30, 2025 was denominated in Mexican pesos.

As of June 30, 2025, we had approximately Ps. 154.2 billion in debt and contractual obligations due June 2026, including approximately Ps. 111.0 billion of principal and amortizations, Ps. 32.8 billion in short-term lease debt, and Ps. 10.4 billion in purchase obligations.

As of June 30, 2025, we had approximately Ps. 202.2 billion in debt and contractual obligations due between 2026 and 2028, including approximately Ps. 118.4 billion of principal amortizations, Ps. 71.6 billion in long-term lease debt, and Ps. 12.2 billion in purchase obligations. As of the same date, we had approximately Ps. 179.6 billion in debt and contractual obligations due between 2029 and 2030, including approximately Ps. 94.4 billion of principal and amortization, Ps. 75.8 billion in long-term lease debt, and Ps. 9.4 billion in purchase obligations. As of the same date, we had approximately Ps. 286.7 billion in debt and contractual obligations due after 2030, including approximately Ps. 240.9 billion of principal and amortizations, Ps. 23.7 billion in long-term lease debt, and Ps. 22.1 billion in purchase obligations.

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of June 30, 2025, the net fair value of our derivatives and other financial items was a net liability of Ps. 9.5 billion.

During the first six months of 2025, we used approximately Ps. 54.9 billion to fund capital expenditures, which was primarily funded by our operating activities. We continue to evaluate our capital expenditure needs and opportunities. We have also continued to repurchase shares of our capital stock under our share repurchase program, and during the first six months of 2025, we spent Ps. 8.7 billion repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer